SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(RULE 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2
(Amendment No. 1)*
Energy Recovery, Inc.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
29270J 10 0
(CUSIP Number)
December 31, 2009
Date of Event which Requires Filing of This Statement
Check the appropriate box to designate the rule pursuant to which this schedule is filed:
☐ RULE 13d-1(b)
☐ RULE 13d-1(c)
☑ RULE 13d-1(d)
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	29270J 10 0	13G	PAGE	2	OF	5	PAGES

1	NAME OF REPORTING PERSON Ludvig Lorentzen AS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Norway

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,473,038

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

2,473,038

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,473,038

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.93%

12	TYPE OF REPORTING PERSON

CO

CUSIP NO.	29270J 10 0	13G	PAGE	3	OF	5	PAGES

1	NAME OF REPORTING PERSON Ole Peter Lorentzen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Norway

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,473,038

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

2,473,038

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,473,038

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.93%

12	TYPE OF REPORTING PERSON

IN

CUSIP NO.	29270J 10 0	13G	PAGE	4	OF	5	PAGES
ITEM 1(a) NAME OF ISSUER:
Energy Recovery, Inc.
ITEM 1(b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
1717 Doolittle Drive, San Leandro, California 94577
ITEM 2(a) NAME OF PERSON FILING:
Ludvig Lorentzen AS; Ole Peter Lorentzen.
ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Haakon Vii’s Gate 1, 0161, Oslo, Norway.
ITEM 2(c) CITIZENSHIP:
Norway
ITEM 2(d) TITLE OF CLASS OF SECURITIES:
Common Shares
ITEM 2(e) CUSIP NUMBER:
29270J 10 0
ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON
FILING IS A:
Not applicable.
ITEM 4 OWNERSHIP:
For Ludvig Lorentzen AS:
(a) Amount beneficially owned: 2,473,038
(b) Percent of class: 4.93%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: -0-
(ii) shared power to vote or to direct the vote: 2,473,038
(iii) sole power to dispose or to direct the disposition: -0-
(iv) shared power to dispose or to direct the disposition: 2,473,038
For Ole Peter Lorentzen:
(a) Amount beneficially owned: 2,473,038
(b) Percent of class: 4.93%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: -0-
(ii) shared power to vote or to direct the vote: 2,473,038
(iii) sole power to dispose or to direct the disposition: -0-
(iv) shared power to dispose or to direct the disposition: 2,473,038
Ole Peter Lorentzen is the sole stockholder of Ludvig Lorentzen AS (formerly named Caprice AS). Caprice AS was included as a beneficial owner in the original Schedule 13G to which this amendment relates, and changed its name to Ludvig Lorentzen AS in late 2009.
The share and percentage data included in this amendment are as of the signature date set forth below.

CUSIP NO.	29270J 10 0	13G	PAGE	5	OF	5	PAGES
ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.
ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.
ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.
ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.
ITEM 9 NOTICE OF DISSOLUTION OF GROUP
Not applicable.
ITEM 10 CERTIFICATION
Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2010

Ludvig Lorentzen AS

Signature:	/s/ Ole Peter Lorentzen

Name/Title: Ole Peter Lorentzen, Chairman

Signature:	/s/ Ole Peter Lorentzen

Name/Title: Ole Peter Lorentzen, individually
JOINT FILING AGREEMENT
     We, the signatories of the statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Date: February 17, 2010

Ludvig Lorentzen AS

Signature:	/s/ Ole Peter Lorentzen

Name/Title: Ole Peter Lorentzen, Chairman

Signature:	/s/ Ole Peter Lorentzen

Name/Title: Ole Peter Lorentzen, individually